October 7, 2015

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 11, 2015

File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2015, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 001-36463, filed with the Commission on March 11, 2015 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

1.	Your statement of operations includes line items for “incentive unit compensation” and “stock based compensation.” It does not appear that expenses related to share-based compensation should be presented as separate line items. Please revise your disclosure accordingly. Refer to SAB Topic 14F.

RESPONSE:

We respectfully acknowledge the Staff’s comment. As set forth in more detail in Note 10 to the notes to our consolidated and combined financial statements for the year ended December 31, 2014, the expense reflected in our statement of operations on the line item “incentive unit compensation” relates to incentive units that were issued to legacy investors, management and employees of Parsley Energy, LLC, our accounting predecessor (“Parsley LLC”). The incentive units were intended to be compensation for services rendered to Parsley LLC. The incentive units were accounted for as liability-classified awards pursuant to ASC Topic 718,

Securities and Exchange Commission

October 7, 2015

“Compensation—Stock Compensation”. In connection with our corporate reorganization undertaken in connection with our May 2014 initial public offering (“IPO”), all of the incentive units, along with all other membership interests in Parsley LLC, were immediately vested and converted into a single class of units in Parsley LLC (“PE Units”) and, subsequently, a portion of such PE Units were exchanged on a one for one basis for shares of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”). As a result, Parsley LLC was required to recognize, as a non-cash charge, the unrecognized cumulative incentive unit compensation expense of approximately $50.6 million on May 29, 2014, in addition to the $0.5 million recognized during the period from January 1, 2014 through May 29, 2014. No expense related to these incentive units will be recognized in future periods.

The expense reflected in our statement of operations on the line item “stock based compensation” relates to restricted stock and restricted stock units that were granted to directors and employees of the Company. Restricted stock awards are awards of Class A Common Stock that are subject to restrictions on transfer and to a risk of forfeiture if the award recipient is no longer an employee or director of the Company for any reason prior to the lapse of the restrictions. Restricted stock unit awards are awards of restricted stock units that are subject to restrictions on transfer and to a risk of forfeiture if the award recipient is no longer an employee or director of the Company for any reason prior to the lapse of the restriction. Each restricted stock unit represents the right to receive one share of Class A Common Stock. The fair value of such restricted stock and restricted stock units was determined using the weighted average closing price on the grant date and compensation expense, net of estimated forfeitures, is recorded over the applicable vesting periods. The restricted stock and restricted stock units are intended to be compensation for services rendered to the Company. In contrast to the incentive units, the restricted stock and restricted stock units were not vested at the time of our IPO, and are expected to be issued annually on an ongoing basis as part of our compensation and retention efforts, whereas the issuance of the incentive units is expected to be a one-time event.

The Company believes that combining the incentive unit compensation and stock based compensation line items would present readers of the Company’s financial statements with an inaccurate view of the Company’s historical stock based compensation practices and that continuing to present separate line items for incentive unit compensation and stock based compensation on our statement of operations provides readers of our financial statements more detailed information with respect to our historical stock based compensation expense.

2.	Please revise to present earnings per share information for each of the years in which financial statements are presented in your Form 10-K or tell us why this disclosure is not necessary. Refer to FASB ASC 260-10-15-2. As part of your response, explain your basis for the calculation of earnings per share for the fiscal year ended December 31, 2014 (i.e., the year in which you completed your initial public offering). Refer to FASB ASC 260-10-55-17.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that we considered the guidance set forth in FASB ASC 260-10-15-2, which requires presentation of

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October 7, 2015

earnings per share (“EPS”) by all entities that have issued common stock, and ASC 260-10-45-7, which requires EPS data to be presented for all periods for which an income statement or summary of earnings is presented. Although we presented a consolidated statement of operations for the years ended December 31, 2013 and 2012 in our Form 10-K, these periods preceded our corporate reorganization in connection with our IPO. Therefore, we considered the guidance set forth in FASB ASC 260-10-55-17, which specifies that in reorganizations, EPS computations shall be based on analysis of the particular transaction. In connection with our IPO, Parsley LLC underwent a corporate reorganization (the “Corporate Reorganization”) whereby (a) all of the membership interests (including outstanding incentive units) in Parsley LLC held by its then existing owners (the “Existing Owners”) were converted into PE Units (as defined above), (b) certain of the Existing Owners contributed all of their PE Units to us in exchange for an equal number of shares of our Class A Common Stock, (c) certain of the Existing Owners contributed only a portion of their PE Units to us in exchange for an equal number of shares of our Class A Common Stock and continued to own a portion of the PE Units and (d) Parsley Energy Employee Holdings, LLC (“PEEH”), an entity owned by certain of Parsley LLC’s officers and employees that was formed to hold a portion of the incentive units in Parsley LLC, was merged with and into us, with the Company surviving the merger and the members of PEEH receiving shares of our Class A Common Stock.

Prior to the Corporate Reorganization, the Parsley LLC limited liability company agreement did not provide for units or shares to quantify equity ownership. Rather, capital accounts were used to track investments made by each of the limited liability company members. In light of the foregoing, we respectfully submit that there was no quantifiable amount of equity securities outstanding during the year ended December 31, 2013 and 2012 and, as a result, EPS cannot be computed and presented for those periods.

With respect to the year ended December 31, 2014, in considering the guidance set forth in FASB ASC 260-10-55-17, we calculated EPS for the year ended December 31, 2014 as set forth below:

	December 31, 2014
Basic EPS (in thousands, except per share data)
Numerator:
Basic net income attributable to Parsley Energy Inc. Stockholders	$23,429

Denominator:

Basic weighted average shares outstanding	55,136	(1)

Basic EPS attributable to Parsley Energy Inc. Stockholders	$0.42

Diluted EPS
Numerator:
Net income attributable to Parsley Energy Inc. Stockholders	23,429
Effect of conversion of the shares of Company’s Class B Common stock to shares of the Company’s Class A common stock	—

Diluted net income attributable to Parsley Energy Inc. Stockholders	$23,429

Denominator:
Basic weighted average shares outstanding	55,136	(1)
Effect of dilutive securities:
Class B Common Stock	—
Restricted Stock and Restricted Stock Units	103

Diluted weighted average shares outstanding	55,239	(1)

Diluted EPS attributable to Parsley Energy Inc. Stockholders	$0.42

(1)	Basic and diluted weighted average shares outstanding calculated based on 1,000 shares of common stock of the Company outstanding on January 1, 2014. As a result of our Corporate Reorganization and our IPO, on May 29, 2014, the Company had a total of 93,158,263 shares of Class A Common Stock outstanding. During the period from May 29, 2014 through December 31, 2014, the Company issued 756,604 shares of restricted Class A Common Stock under its long-term incentive plan, and 36,739 shares of restricted Class A Common Stock were forfeited and held in treasury.

Securities and Exchange Commission

October 7, 2015

In future filings that include the presentation of a consolidated statement of operations for a period for which there is no EPS to disclose, we will disclose the reason why.

*        *        *         *        *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 7, 2015

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 759-3613 or Julian Seiguer of the same firm at (713) 758-2790.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Vice President—Chief Financial Officer

cc:	Colin Roberts, Parsley Energy, Inc.

Nathan Milton, KPMG LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.